Exhibit (a)(5)(B)

ROBBINS UMEDA LLP

MARC M. UMEDA (190264)

BENJAMIN ROZWOOD (181474)

REBECCA A. PETERSON (241858)

ARSHAN AMIRI (246874)

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

[Additional counsel on signature page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN FRANCISCO

DANIEL HIMMEL, on Behalf of Himself and	)	Case No. CGC-10-504550
All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
vs.	)
	)	COMPLAINT BASED UPON SELF-
	)	DEALING AND BREACH OF FIDUCIARY
GYMBOREE CORP.,	)	DUTY
MATTHEW K. MCCAULEY,	)
BLAIR W. LAMBERT,	)
JEFFREY P. HARRIS,	)
WILLIAM U. WESTERFIELD,	)
JOHN C. POUND,	)
GARY M. HEIL,	)
DANIEL R. LYLE,	)
SCOTT A. RYLES,	)
BAIN CAPITAL PARTNERS, LLC,	)
GIRAFFE HOLDING,	)
GIRAFFE ACQUISITION, and	)
DOES 1-25, inclusive,	)
)
Defendants,	)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

FILED BY FAX

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of holders of common stock of Gymboree Corp. (“Gymboree” or the “Company”), arising out of the self-interested and inadequately informed decision of the Individual Defendants (as defined herein) to sell the Company to a private equity buyer, Bain Capital Partners, LLC (“Bain”), through Bain’s affiliate Giraffe Holding, Inc. and its subsidiary Giraffe Acquisition Corporation (collectively “Giraffe”), in an all-cash transaction at the proposed price of $65.40 per share (the “Proposed Acquisition”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Bain.

2. As a result of the financial crisis, the stock prices of specialty clothing retailers in general has been pushed down due the lack of discretionary income among Americans. While others have struggled, Gymboree, however, has continued to thrive. The Company has beat Wall Street consensus earnings estimates in each of the last six quarters. Expanding beyond its traditional North American market, Gymboree recently opening its second store in Australia and its first franchised store in the Middle East. This global expansion opens up huge markets for the Company and creates substantial growth prospects beyond its traditional markets. With no long term debt and cash of over $130 million, the Company is an extremely attractive takeover target.

3. Recognizing the attractiveness of the Company and the anticipated value to be derived from its existing business operations and growth plans, Gymboree’s directors and officers sought out a suitor that would acquire the Company, while at the same time allowing them to keep their lucrative and prestigious positions and capture this expected value for themselves. The Proposed Acquisition satisfies all of these criteria. Bain confirmed its normal practice and plan to keep the Company’s management in their positions, when its Managing Director, Jordan Hitch, stated “We look forward to working with Matthew McCauley [the Company’s Chief Executive Officer and Chairman] and the company’s proven and experienced management team.” Further, it is Bain's normal practice to allow high level management to retain an equity position in companies after they acquire them so they can reap the upside for themselves. Therefore, defendant Matthew McCauley and management will continue to benefit from Gymboree's expansion into the Global

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Market, while the Company’s shareholders will be shut out now, forever foreclosing them from sharing in these benefits and depriving them of their rightful share of the Company’s value. This benefit is in addition to defendant Matthew McCauley’s change in control benefits, which are worth more than $13 million.

4. The Individual Defendants’ considerations of personal benefits are improper and violate applicable law. In accordance with their duties of due care and loyalty, when seeking to sell the Company, the directors and officer of Gymboree had a duty to diligently obtain and consider all reasonably available information material to the Proposed Acquisition and follow a process designed to maximize shareholder value. In their haste to trigger tens of millions in change-in-control benefits for themselves by selling the Company and find a buyer who would retain them after the close, Gymboree’s directors and officers deliberately failed to utilize the Company’s strong capital position as a selling point in an effort to develop and evaluate multiple potential transactions, including especially those with strategic suitors who could afford to pay more due to the synergies associated with combining their operations. Instead, motivated by financial and professional benefits for themselves not shared with their public shareholders, these fiduciaries chose Bain without adequately exploring other strategic alternatives.

5. The Company’s press release itself reveals the Individual Defendants’ rush to pursue the Proposed Acquisition before adequately soliciting other suitors. Bain plans to begin the tender offer for the Company shortly and close the Proposed Acquisition by the end of the year. Though Gymboree is allowed to solicit proposals until November 20, 2010, the tender offer will be occurring throughout this entire period. In this way, defendants virtually eliminate the ability of a third party from completing the necessary due diligence and submitting a superior offer in this short time frame. In addition, the defendants agreed to a termination fee of $30 million that the Company will have to pay in the event a third party makes a superior offer, which jumps to $50 million if the superior offer does not occur during this forty-day window. In the unlikely event that a third party is still willing to make a superior proposal for the Company, Bain will have three days to match the new offer before the Board of Directors (the “Board”) of Gymboree will be able to change its recommendation, further depressing the likelihood of any third party going through the expense of making such a superior offer. Thus, this solicitation period is window dressing only, and is ineffective to satisfy the Individual Defendants’ fiduciary duties.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

6. Defendants also agreed to a “Top-Up Option” in connection with the Tender Offer. The Top-Up Option is impermissibly coercive and was agreed to in order to circumvent shareholders’ right to vote on the Proposed Acquisition. Under the Top-Up Option, Bain has the right to force the Company to sell it the amount of stock that, combined with the amount Bain acquires via the Tender Offer, will equal one share more than 90% of the stock outstanding. By acquiring one share more than 90% of the Company’s outstanding stock, Bain will be able to effectuate a short-form merger, dispensing with the requirement of a shareholder vote.

7. Because defendants dominate and control the business and corporate affairs of Gymboree, they have access to nonpublic corporate information concerning Gymboree’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Gymboree, which makes it inherently unfair for them to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of maximizing stockholder value. Nonetheless, instead of attempting to engage in a fair process, untainted by self-dealing, defendants spent a substantial effort tailoring the Proposed Acquisition to meet their specific needs and the needs of Bain. In short, the Proposed Acquisition is designed to unlawfully divest Gymboree’s public stockholders of the future growth potential of the Company by engaging in an unfair process riddled with self-dealing.

8. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s shareholders; and (iii) rescission of, to the extent already implemented, any merger agreement between the Company and Bain or its affiliates, and any of the terms thereof.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE

9. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

10. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Gymboree is a citizen of California as its principal place of business at 500 Howard Street, San Francisco, California 94105.

11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

12. Plaintiff Daniel Himmel is a shareholder of Gymboree.

13. Defendant Gymboree is a Delaware corporation engaged in selling apparel and accessories for children through its retail stores in the United States, Canada, Puerto Rico, and Australia. Gymboree’s brands include Gymboree, Gymboree Outlet, Janie and Jack, and Crazy 8. Gymboree also sells play programs for children under the Gymboree Play & Music brand. Under the Proposed Acquisition, affiliates of Bain will commence a tender offer for all outstanding shares of Gymboree shortly after the execution of a merger agreement. Upon completion of the Proposed Acquisition, Gymboree will become a wholly owned subsidiary of Giraffe Holding. Gymboree’s principal executive offices are located at 500 Howard Street, San Francisco, California 94105.

14. Defendant Matthew K. McCauley (“McCauley”) is Gymboree’s Chairman of the Board and has been since July 2006 and a director and has been since 2005. McCauley is also Gymboree’s Chief Executive Officer and has been since January 2006. McCauley has held various other positions since joining Gymboree in July 2001. including as President, Senior Vice President and General Manager, Vice President of Planning and Allocation, and Director of Allocation.

15. Defendant Blair W. Lambert (“Lambert”) is Gymboree’s Chief Operating Officer and has been since January 2005 and a director and has been since 2003. Lambert was also Gymboree’s Chief Financial Officer from January 2005 to January 2010.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

16. Defendant Jeffrey P. Harris (“Harris”) is Gymboree’s Chief Financial Officer and has been since February 2010. Harris was also Gymboree’s Vice President, Finance from July 2005 to February 2010.

17. Defendant William U. Westerfield (“Westerfield”) is a Gymboree director and has been since 1994.

18. Defendant John C. Pound (“Pound”) is a Gymboree director and has been since 2000.

19. Defendant Gary M. Heil (“Heil”) is a Gymboree director and has been since 2003.

20. Defendant Daniel R. Lyle (“Lyle”) is a Gymboree director and has been since 2005.

21. Defendant Scott A. Ryles (“Ryles”) is a Gymboree director and has been since February 2010.

22. Defendant Bain is a Delaware limited liability company engaged in managing capital including private equity, public equity, venture capital, mezzanine capital, and high-yield assets. Bain has approximately $64 billion in assets under management. Bain’s principal executive offices are located at 111 Huntington Avenue, Boston, Massachusetts 02199.

23. Defendant Giraffe Holding is a Delaware corporation and an affiliate of Bain.

24. Defendant Giraffe Acquisition is a Delaware corporation and a wholly owned subsidiary of Giraffe Holding. Giraffe Acquisition is also an affiliate of Bain. Pursuant to the Merger Agreement, Giraffe Acquisition will commence a tender offer to purchase all outstanding shares of common stock of Gymboree. Upon completion of the Proposed Acquisition, Giraffe will merge with and into Gymboree and will cease its separate corporate existence.

25. The defendants named above in 14-21 are sometimes collectively referred to herein as the “Individual Defendants.”

26. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class (as defined herein).

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Gymboree, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Gymboree. Certain of the Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Certain Gymboree executives are also retaining their prestigious and lucrative positions and

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

compensation at the post-Proposed Acquisition company. These executives have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Gymboree common stock in the Proposed Acquisition.

30. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

31. On October 11, 2010, Gymboree issued the following press release announcing that the Individual Defendants had agreed to sell Gymboree to Bain. Bain will acquire Gymboree through a cash tender offer of $65.40 per share for all outstanding shares of Gymboree. The press release stated in relevant part:

“We are pleased to announce this transaction as it delivers significant value to our shareholders,” said Matthew McCauley, Chairman and Chief Executive Officer of Gymboree. “We want to thank our employees for their hard work and dedication to Gymboree. Bain Capital is a world-class asset management firm with substantial resources and investment experience in the retail industry, and we believe they will be a great partner as we go forward as a private company.”

“Gymboree is a terrific company with incredible brand strength and a large population of extremely satisfied customers,” said Jordan Hitch, a Managing Director at Bain Capital. “We look forward to working with Matthew McCauley and the company’s proven and experienced management team.”

Under the terms of the agreement, it is anticipated that affiliates of Bain Capital will commence a tender offer for all of the outstanding shares of Gymboree shortly following the execution of the agreement.

32. On October 12, 2010, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission wherein it is disclosed the Agreement and Plan of Merger dated October 11, 2010 (the “Merger Agreement”).

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

33. Section 6.6 of the Merger Agreement provides Bain with “matching rights” in the event the Board receives a superior proposal for the Company. Pursuant to this provision, if the Board receives superior proposal, the Company must provide written notice of the proposal to Bain that includes the actual proposal and identifies the third party. After the receipt of the written notice, Bain has three business days to negotiate with the Company, such that the third party’s offer is no longer superior.

34. Section 8.3 of the Merger Agreement imposes a $30 million termination fee if the Company terminates the Merger Agreement if the Company accepts an alternative transaction during the forty-day solicitation period. At the expiration of this forty-day solicitation, this termination fee jumps $20 million to $50 million, approximately $1.83 per share. In addition, the Company has agreed to pay up to $9.5 million of Bain and Giraffe’s expenses, added yet another layer to the already impermissible termination fee. The termination and expenses fee provisions are unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals.

35. Section 2.3 of the Merger Agreement provides Bain with the Top-Up Option. The Top-Up Option gives Bain the ability to purchase from the Company the number of shares of Gymboree stock that, when added to the amount Bain already owns, will equal at least one share more than 90% of the Company’s total outstanding stock. This Top-Up Option ensures that Bain will acquire the requisite 90% of shares outstanding to commence a short form merger.

THE UNFAIR AND INADEQUATE PROCESS

36. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to Individual Defendants’ eagerness to enter into an acquisition with Bain, they failed to implement a process to obtain the maximum price for shareholders. While the Company has said that it can solicit additional offers until November 20, 2010, it also stated that Bain plans to commence the tender offer shortly and close the Proposed Acquisition by the end of the year. Therefore, this forty day shop period is merely window dressing for the Individual Defendants’ failure to maximize value, since Bain’s aggressive timetable does not provide potential suitors with a

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

fair opportunity to conduct due diligence and make an offer for the Company and the Merger Agreement contains preclusive terms, including the termination and expenses fee provision and the matching rights. Therefore, this solicitation period does not satisfy the Individual Defendants’ fiduciary duties.

37. Further, the consideration in the Proposed Acquisition is unfair. The premium being offered in the Proposed Acquisition drastically undervalues the Company’s assets and business prospects. The Company has no long term debt and at the end of the last quarter had cash of $132 million, equal to more than $5 per share. In addition, the Company has beat earnings estimates for the past six quarters, as shown in the table below. The Company is currently expanding into the global markets. Gymboree recently opening its second store in Australia and its first franchised store in the Middle East. These stores have performed well and the Company plans to pursue continued growth in these overseas markets.

Gymboree (GYMB) Diluted EPS Guidance, Consensus, and Actual Results

	Date	Guidance	Consensus	Actual	Percentage Above Guidance
Q1 2009	3/4/2009	$0.18 - $0.25	$0.71	$0.74	4.23%
	4/9/2009	$0.50 - $0.56
	5/7/2009	$0.68 - $0.71

Q2 2009	5/20/2009	$0.09 - $0.14	$0.39	$0.41	5.94%
	7/9/2009	$0.19 - $0.24
	8/6/2009	$0.36 - $0.39

Q3 2009	8/6/2009	$0.95 - $1.03	$1.11	$1.15	3.23%
	8/19/2009	$0.95 - $1.03
	10/8/2009	$1.05 - $1.10
	11/5/2009	$1.10 - $1.13

Q4 2009	11/18/2009	$0.95 - $1.03	$1.10	$1.11	0.91%
	1/7/2010	$1.03 - $1.06
	2/4/2010	$1.08 - $1.10

FY 2009	2/4/2010	$3.38 - $3.40	$3.40	$3.41	0.21%

Q1 2010	3/10/2010	$0.90 - $0.94	$0.97	$0.99	1.75%
	4/8/2010	$0.93 - $0.96
	4/15/2010	$0.94 - $0.96
	5/6/2010	$0.96 - $0.98

Q2 2010	5/19/2010	$0.30 - $0.34	$0.41	$0.44	6.54%
	7/8/2010	$0.33 - $0.37
	8/5/2010	$0.40 - $0.42

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

38. As a result of the Individual Defendants’ conduct, Gymboree’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company.

SELF-DEALING

39. By reason of their positions with Gymboree, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Gymboree. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Gymboree. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

40. As the press release revealed, the Company’s management plans to stay in place at the post-Proposed Acquisition Company. In addition, certain Individual Defendants are receiving lucrative change-in-control benefits. For example, defendant McCauley will receive nearly $13.7 million upon the change in control (bumped up to over S20 million if he is terminated), more than three times his 2009 compensation. Defendant Lambert will receive over $7.3 million upon the closing of the Proposed Acquisition, which increases to over $10.2 million if he is terminated. This payment is more than 2.5 times his 2009 compensation.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

41. These change in control benefits that the Individual Defendants are able to secure through the Proposed Acquisition provide them with significant incentives to push through the Proposed Acquisition with Bain. Notably, an increase in the consideration creates little incentive for the Individual Defendants compared to the benefits they will achieve in the Proposed Acquisition, as shown in the following table:

Potential Benefits to Insiders from Higher Sale Price Per Share

	Harris	Heil	Lambert	Lyle	McCauley	Pound	Ryles	Westerfield
Value at prices:
$65.40	$3,402,534	$1,833,051	$13,321,195	$1,525,128	$31,730,991	$2,570,245	$850,200	$1,491,216
$66.00	$3,435,317	$1,850,605	$13,443,408	$1,539,120	$32,030,403	$2,596,823	$858,000	$1,505,356
$67.00	$3,489,954	$1,879,862	$13,647,096	$1,562,440	$32,529,423	$2,641,121	$871,000	$1,528,922
$68.00	$3,544,592	$1,909,119	$13,850,784	$1,585,760	$33,028,443	$2,685,419	$884,000	$1,552,488
$69.00	$3,599,229	$1,938,376	$14,054,472	$1,609,080	$33,527,463	$2,729,717	$897,000	$1,576,054
$70.00	$3,653,866	$1,967,633	$14,258,160	$1,632,400	$34,026,483	$2,774,015	$910,000	$1,599,620
$71.00	$3,708,504	$1,996,890	$14,461,848	$1,655,720	$34,525,503	$2,818,313	$923,000	$1,623,186
$72.00	$3,763,141	$2,026,147	$14,665,536	$1,679,040	$35,024,523	$2,862,611	$936,000	$1,646,752
Added value
at $65.40 vs $72.00	$360,607	$193,096	$1,344,341	$153,912	$3,293,532	$292,367	$85,800	$155,536

42. The Proposed Acquisition is wrongful, unfair, and harmful to Gymboree’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Gymboree via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Gymboree’s shareholders.

43. The Individual Defendants have also approved the Proposed Acquisition so that it transfers 100% of Gymboree’s unique assets, revenues, and profits to Bain, thus all of Gymboree’s operations will now accrue to the benefit of Bain.

44. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	withdraw their consent to the sale of Gymboree and allow the shares to trade freely;

•	act independently so that the interests of Gymboree’s public stockholders will be protected;

•

adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Gymboree’s public stockholders; and

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

•	solicit competing bids to Bain’ offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action for himself and on behalf of all holders of Gymboree common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

46. This action is properly maintainable as a class action.

47. The Class is so numerous that joinder of all members is impracticable. According to Gymboree’s U.S. Securities and Exchange Commission filings, there were more than 27 million shares of Gymboree common stock outstanding as of August 28, 2010.

48. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether Gymboree aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether Bain or Giraffe aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

49. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

50. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

51. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

52. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

53. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

54. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

55. The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Gymboree and have acted to put their personal interests ahead of the interests of Gymboree’s shareholders.

56. By the acts, transactions, and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Gymboree.

57. The Individual Defendants and Does 1-15 have violated their fiduciary duties by entering Gymboree into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Gymboree’s shareholders.

58. As demonstrated by the allegations above, the Individual Defendants and Does 1-15 failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Gymboree because, among other reasons:

(a) they failed to take steps to maximize the value of Gymboree to its public shareholders;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) they failed to properly value Gymboree and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

59. Because the Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of Gymboree, and are in possession of, or have access to, private corporate information concerning Gymboree’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Gymboree which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

61. Unless enjoined by this Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Gymboree’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

62. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

63. As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Gymboree’s assets and operations. Unless the Proposed Acquisition is

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Gymboree

65. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

66. Defendant Gymboree aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of Gymboree, including plaintiff and the members of the Class.

67. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

68. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

69. Gymboree colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

70. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Bain, Giraffe, and Does 16-25

71. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72. Bain, Giraffe, and Does 16-25 aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of Gymboree, including plaintiff and the members of the Class.

73. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

74. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

75. Bain, Giraffe, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

76. Bain, Giraffe, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. Bain, Giraffe, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Bain, Giraffe, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

77. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

B. Rescinding, to the extent already implemented, the Merger Agreement;

C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Gymboree and obtain a transaction which is in the best interests of Gymboree’s shareholders;

E. Imposition of a constructive trust in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: October 12, 2010	ROBBINS UMEDA LLP
MARC M. UMEDA BENJAMIN ROZWOOD REBECCA A. PETERSON ARSHAN AMIRI

/s/ MARC M. UMEDA
MARC M. UMEDA

600 B Street, Suite 1900 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991

LEOPOLD KUVIN, P.A. WILLIAM C. WRIGHT 2925 PGA Boulevard, Suite 200 Palm Beach Gardens, FL 33410 Telephone: (561) 514-0904 Facsimile: (561) 514-0905

Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY